

Mail Stop 3720

September 7, 2006

VIA U.S. MAIL AND FAX (212) 975-6910
Mr. Fredric G. Reynolds
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street,
New York, New York 10019

> **Re: CBS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **Filed August 8, 2006**
> **File No. 1-09553**

Dear Reynolds:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 1. Business
Showtime Networks, page I-10

1. We note that Showtime offers "marketing and advertising support and other incentives" to cable and satellite operators and distributors. Tell us more of these arrangements, your accounting for them and your basis in the accounting literature.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page II-24

2. We note your disclosure that your accounts receivable securitization programs "result in the sale of receivables on a non-recourse basis to unrelated third parties on a one-year renewable basis, thereby reducing accounts receivable and debt on the Company's Consolidated Balance Sheets." We further note that the "terms of the revolving securitization arrangements require that the receivable pools subject to the programs meet certain performance ratios." Please confirm to us that the sale meets all the conditions in paragraph 9 of SFAS 140.

Critical Accounting Policies, page II-26

3. We refer to your disclosures on page II-62 regarding the adoption of SFAS 123R. Please expand such disclosures for inclusion herein to include the information prescribed in the interpretive response to Question 5 under SAB Topic 14D.1 as follows:

   • Explanation of the method used to estimate the expected volatility of your share price.
   • Basis for your conclusions in using a combination of historical and implied volatility.
   • Summary of the evaluation of the factors listed in Questions 2 and 3 of the above section as part of the MD&A disclosures.

4. Please revise to provide more robust disclosures with respect to your accounting for the production and distribution of television programming. Describe in detail the judgments made in the application of these policies, and the likelihood of materially different reported results if different assumptions or conditions were to prevail.

Consolidated Balance Sheets, page II-38

5. Tell us and disclose in a note to the financial statements the nature of other liabilities of $3,751.7 million.

1) Summary of Significant Accounting Policies
Inventory, page II-43

6. We note your television product includes direct production costs, production overhead and acquisition costs. Provide us with more details of the nature of these costs. Tell us how you comply with paragraphs 30-33 of SOP 00-2 in your accounting for these costs.

7. Tell us how your participation cost estimates comply with paragraphs 41-42 of SOP 00-2.

8. Your disclosure regarding estimated remaining total lifetime revenues addresses only initial domestic syndication and basic cable revenues, but does not make any reference to secondary market revenue. Tell us whether you include estimates of secondary market revenue or any other estimates of revenue per paragraph 39 of SOP 00-2. Also, tell us how your estimated remaining total lifetime revenues used in your amortization methodology complies with the "ultimate revenue" concept per paragraphs 38-40 of SOP 00-2.

9. Refer to page I-8 in which you disclosed that the "network license fee for a series episode is normally lower than the costs of producing each series episode; however, the Company's objective is to recoup its costs and earn a profit through domestic syndication of episodes after their network runs and/ or by licensing international exhibitions of the episodes." Considering that the profitability of your series appears to be largely dependent on secondary markets, please clarify your disclosure to address your accounting for initial and subsequent film costs. Refer to paragraph 33 of SOP 00-2.

Revenue Recognition, page II-44.

10. Tell us if subscriber fees are recognized gross versus net of incentives and other consideration paid to cable and satellite operators and distributors. Refer to paragraph 9 and Example 15 of EITF 01-9. Also, tell us whether advertising revenues are recognized net of agency commissions. Revise your disclosures accordingly.

11. Please expand your discussion on revenue recognition to address advance cash payments and advance billings in connection with your license agreements for television product. Please provide us with your proposed disclosures.

12. Tell us what you mean by "available for telecast" or "available for exhibition" when recognizing revenues from a television series covered by a license agreement. Also, tell us how you comply with paragraphs 11-14 of SOP 00-02.

Sales of Multiple Products or Services, page II-44

13. We are unable to locate from your filing any reference to arrangements involving multiple products and services. Please:

- Tell us the nature of these arrangements and your specific accounting for them.
- Tell us if these multiple arrangements include multiple film arrangements and film-related products. In this regard, we refer you to paragraphs 16, 17 and 26 of SOP 00-2 as applicable.

2) Discontinued Operations, page II-50

14. Tell us more about your aircraft financing leases, your accounting for them and why they are included in discontinued operations. Refer to your basis in the accounting literature.

3) Goodwill and Intangible Assets, page II-51

15. We note your disclosure that you reduced the carrying value of goodwill at the CBS Television reporting unit and the Radio reporting unit during the fourth quarter of 2005. This disclosure implies that you have identified only 1 reporting unit for your radio stations and only 1 reporting unit for your television stations. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

8) Investments in Affiliated Companies, page II-55

16. We note your disclosure that the *aggregate* market value of the Company's publicly traded investments…was not below the total carrying value on the Consolidated Balance Sheet. Tell us if your impairment assessment is based on each individual investment or on all publicly traded investments as a whole.

11) Stockholders' Equity, page II-59
    Long-tem Incentive Plans, II-60

17. We note on page II-62 that you updated the methodology for certain Black Scholes assumptions concerning historical volatility and the expected term. Please:

- Tell us in detail how you determined your volatility assumption and tell us your consideration of SAB Topic 14D.1.
- Tell us how the separation of Viacom impacted your conclusion on historical volatility. Refer to paragraph A21 of SFAS 123R.

- Tell us the nature of "forward looking estimates of volatility provided by third party financial institutions." Considering that you have historical evidence available, tell us why this additional information is necessary to estimate expected volatility and how this information impacts your volatility assumption.
- Tell us if the third party financial institutions are independent.
- While you are not required to make reference to (independent) third party experts, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.
- Tell us why you believe that the use of the "simplified method" results in a more refined estimate of the expected term when compared to your historical share option exercise experience as a reasonable basis for estimating expected term. Refer to the interpretive response to Question 6 under SAB Topic 14D.2.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Description of Business, page 6

18. We note your Television reportable segment is comprised of your networks, including CBS, UPN, Showtime and CSTV; your television stations; and your production and syndication business, including Paramount Television and King World. Please identify for us your operating segments within your Television reportable segment. Explain to us in detail how you identified your operating segments with reference to SFAS 131. Finally, if you have operating segments within your Television reportable segment, tell us why it is appropriate to aggregate these operating segments.

Stock Options, page 9

19. Tell us in detail how you determined the expected stock price volatility during 2006 and why you believe your approach is appropriate. Tell us how your approach differs from that employed during 2005.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director